Exhibit 17

May 5, 2014

Mr. Dan Baker
Mr. Terry Glarner
NVE Corporation
11409 Valley View Road
Eden Prairie, MN 55344

Gentlemen:

In the interest of creating opportunities for new faces with fresh ideas to become part of the NVE Board of Directors, I have made the decision to not stand for re-election to the Board at the 2014 Annual Meeting of Shareholders of NVE Corporation. I will continue to serve as a Director until the Annual Meeting.

I appreciate the opportunity to have served over these past years and wish the Company well in its future endeavors.

Sincerely,

/s/ Jim Hartman
Jim Hartman